UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 6, 2016, Strongbridge Biopharma plc (the “Registrant”) issued a press release announcing that Matthew Pauls, president and chief executive officer, is scheduled to present at Cantor Fitzgerald’s 2nd Annual Healthcare Conference, taking place on July 12-13, 2016, in New York City.

The presentation will be webcast live and available on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com

The information contained in the press release is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Table
99.1	Press Release issued by Strongbridge Biopharma plc, dated July 6, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 6, 2016	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Stephen Long
Stephen Long
Chief Legal Officer